SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF 1/6 CENT PER SHARE

(Title of Class of Securities)

G62185106

(CUSIP Number)

Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor Boston, MA 02116 (617) 619-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185106	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,750,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,750,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G62185106	13D	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund VII GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,747,635
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,747,635
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CB Offshore Equity Fund VII GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 983,670
	8.	Shared Voting Power
	9.	Sole Dispositive Power 983,670
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G62185106	13D	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund VII, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,238,070
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,238,070
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CB Offshore Equity Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 983,670
	8.	Shared Voting Power
	9.	Sole Dispositive Power 983,670
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CB Parallel Fund VII, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 422,176
	8.	Shared Voting Power
	9.	Sole Dispositive Power 422,176
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Coinvestment Fund VII, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 103,719
	8.	Shared Voting Power
	9.	Sole Dispositive Power 103,719
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Coinvestment Partners, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,365
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,365
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. G62185106	13D	Page 10 of 19 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value of 1/6 cent per share (the “Shares”), of Montpelier RE Holdings Ltd., a Bermuda exempted limited liability company (the “Issuer”). The address of the Issuer’s principal executive office is Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“Charlesbank”), the investment manager for each of the Funds and the general partner of Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership (“CB Coinvest”);

(ii)	Charlesbank Equity Fund VII GP, Limited Partnership, a Massachusetts limited partnership (“CB GP”); the general partner of Charlesbank Equity Fund VII, Limited Partnership, a Massachusetts limited partnership (“CB VII”), CB Parallel Fund VII, Limited Partnership, a Massachusetts limited partnership (“CB Parallel”) and Charlesbank Equity Coinvestment Fund VII, Limited Partnership, a Massachusetts limited partnership (“CB Coinvest VII”) and the sole member of, a Massachusetts limited liability company (“CB Offshore GP”);

(iii)	CB Offshore GP, the general partner of CB Offshore Equity Fund VII, L.P., a Cayman Islands exempted limited partnership (“CB Offshore” and, together with CB VII, CB Parallel, CB Coinvest VII and CB Coinvest, the “Funds”);

(iv)	CB VII, which directly owns 4,238,070 Shares;

(v)	CB Offshore, which directly owns 983,670 Shares;

(vi)	CB Parallel, which directly owns 422,176 Shares;

(vii)	CB Coinvest VII, which directly owns 103,719 Shares; and

(viii)	CB Coinvest, which directly owns 2,365 Shares.

Charlesbank, CB GP, CG Offshore GP, CB VII, CB Offshore, CB Parallel, CB Coinvest VII and CB Coinvest are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Charlesbank Capital Partners, LLC, John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate purchase price of the 4,238,070 Shares owned by CB VII was $71,688,843, inclusive of brokerage commissions.

CUSIP No. G62185106	13D	Page 11 of 19 Pages

The aggregate purchase price of the 983,670 Shares owned by CB Offshore was $16,639,213, inclusive of brokerage commissions.

The aggregate purchase price of the 422,176 Shares owned by CB Parallel was $7,141,293, inclusive of brokerage commissions.

The aggregate purchase price of the 103,719 Shares owned by CB Coinvest VII was $1,754,452, inclusive of brokerage commissions.

The aggregate purchase price of the 2,365 Shares owned by CB Coinvest was $40,000, inclusive of brokerage commissions.

Each of the Funds used its own assets to purchase such Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

By vote of the Issuer’s Board of Directors (the “Board”), Michael Eisenson, the Chief Executive Officer and a Managing Director of Charlesbank, was appointed as a director effective as of September 30, 2011. Mr. Eisenson was also appointed to the Board’s Underwriting and Compensation and Nominating Committees, effective September 30, 2011.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of September 29, 2011, CB VII, CB Offshore, CB Parallel, CB Coinvest VII and CB Coinvest owned beneficially 4,238,070, 983,670, 422,176, 103,719 and 2,365 Shares, respectively, representing approximately 6.9%,1.6%, 0.7%, 0.2% and less than 0.1% respectively, of the Shares of the Issuer’s common stock outstanding.

As of September 29, 2011, Charlesbank, in its capacity as investment manager of the Funds and general partner of CB Coinvest, had sole voting and dispositive power with respect to all 5,750,000 Shares owned beneficially by the Funds, representing approximately 9.3% of the Shares of the Issuer’s common stock outstanding.

As of September 29, 2011, CB GP, through its control of CB VII, CB Offshore, CB Parallel and CB Coinvest VII, had sole voting and dispositive power with respect to 5,747,635 Shares owned beneficially by CB VII, CB Offshore, CB Parallel and CB Coinvest VII, representing approximately 9.3% of the Shares of the Issuer’s common stock outstanding.

As of September 29, 2011, CB Offshore GP, through its control of CB Offshore, had sole voting and dispositive power with respect to 983,670 Shares owned beneficially by CB Offshore, representing approximately 1.6% of the Shares of the Issuer’s common stock outstanding.

(c) Except as set forth in the attached Annex I to this Schedule 13D, which is incorporated by reference herein, no Reporting Person has effected any transaction in the Shares of common stock in the last 60 days.

CUSIP No. G62185106	13D	Page 12 of 19 Pages

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Any cash or equity compensation received by Mr. Eisenson for service as a director of the Issuer (including any securities issued to Mr. Eisenson and proceeds from the sale of any such securities) will be transferred to the Funds pursuant to a contractual obligation of Mr. Eisenson to assign any compensation received for service as a director. Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. G62185106	13D	Page 13 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2011

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB OFFSHORE EQUITY FUND VII GP, LLC

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its Sole Member

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB OFFSHORE EQUITY FUND VII, L.P.

By:	CB Offshore Equity Fund VII GP, LLC, its General Partner

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its Sole Member

By:	Charlesbank Capital Partners, LLC, its General Partner

CUSIP No. G62185106	13D	Page 14 of 19 Pages

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB PARALLEL FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Parallel Fund VII GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY COINVESTMENT FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Coinvestment Fund VI GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CUSIP No. G62185106	13D	Page 15 of 19 Pages

Annex I

Information With Respect to Transactions of Shares During the Past 60 Days

Charlesbank Equity Fund VII, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)(2)
07/27/11	Buy	103,188	$1,875,845
07/28/11	Buy	147,411	$2,611,481
07/29/11	Buy	347,890	$6,038,475
08/01/11	Buy	95,817	$1,639,341
08/02/11	Buy	44,223	$749,643
08/03/11	Buy	42,528	$720,315
08/04/11	Buy	123,825	$2,055,121
08/05/11	Buy	105,841	$1,737,631
08/08/11	Buy	223,689	$3,582,697
08/09/11	Buy	147,411	$2,319,341
08/10/11	Buy	221,117	$3,498,203
08/11/11	Buy	128,985	$2,067,462
08/12/11	Buy	165,838	$2,672,973
08/15/11	Buy	58,964	$973,212
08/16/11	Buy	62,650	$1,033,944
08/17/11	Buy	363,368	$6,232,609
08/18/11	Buy	325,779	$5,584,729
08/19/11	Buy	92,132	$1,501,985
08/22/11	Buy	47,909	$773,057
08/23/11	Buy	55,279	$901,558
08/24/11	Buy	140,041	$2,311,388
08/25/11	Buy	147,411	$2,351,964
08/26/11	Buy	70,020	$1,110,071

CB Offshore Equity Fund VII, L.P.

Date	Transaction(1)	Shares	Price/Share ($)(2)
07/27/11	Buy	23,950	$435,390
07/28/11	Buy	34,215	$606,133
07/29/11	Buy	80,747	$1,401,550
08/01/11	Buy	22,240	$380,496
08/02/11	Buy	10,265	$173,994
08/03/11	Buy	9,871	$167,188
08/04/11	Buy	28,740	$477,000
08/05/11	Buy	24,566	$403,310
08/08/11	Buy	51,919	$831,556
08/09/11	Buy	34,214	$538,327
08/10/11	Buy	51,322	$811,944
08/11/11	Buy	29,938	$479,865
08/12/11	Buy	38,491	$620,406
08/15/11	Buy	13,686	$225,886
08/16/11	Buy	14,541	$239,982
08/17/11	Buy	84,339	$1,446,609
08/18/11	Buy	75,614	$1,296,234
08/19/11	Buy	21,384	$348,616
08/22/11	Buy	11,120	$179,429
08/23/11	Buy	12,830	$209,254
08/24/11	Buy	32,504	$536,481
08/25/11	Buy	34,214	$545,898
08/26/11	Buy	16,252	$257,651

CUSIP No. G62185106	13D	Page 16 of 19 Pages

CB Parallel Fund VII, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)(2)
07/27/11	Buy	10,279	$186,863
07/28/11	Buy	14,684	$260,143
07/29/11	Buy	34,655	$601,523
08/01/11	Buy	9,545	$163,303
08/02/11	Buy	4,405	$74,676
08/03/11	Buy	4,236	$71,754
08/04/11	Buy	12,335	$204,721
08/05/11	Buy	10,544	$173,094
08/08/11	Buy	22,283	$356,891
08/09/11	Buy	14,685	$231,041
08/10/11	Buy	22,027	$348,474
08/11/11	Buy	12,849	$205,950
08/12/11	Buy	16,520	$266,269
08/15/11	Buy	5,874	$96,947
08/16/11	Buy	6,241	$102,996
08/17/11	Buy	36,197	$620,862
08/18/11	Buy	32,452	$556,324
08/19/11	Buy	9,178	$149,620
08/22/11	Buy	4,772	$77,008
08/23/11	Buy	5,507	$89,809
08/24/11	Buy	13,950	$230,249
08/25/11	Buy	14,685	$234,291
08/26/11	Buy	6,975	$110,580

Charlesbank Equity Coinvestment Fund VII, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)(2)
07/27/11	Buy	2,525	$45,908
07/28/11	Buy	3,608	$63,911
07/29/11	Buy	8,514	$147,781
08/01/11	Buy	2,345	$40,120
08/02/11	Buy	1,082	$18,346
08/03/11	Buy	1,041	$17,628
08/04/11	Buy	3,031	$50,295
08/05/11	Buy	2,590	$42,525
08/08/11	Buy	5,474	$87,680
08/09/11	Buy	3,608	$56,762
08/10/11	Buy	5,411	$85,612
08/11/11	Buy	3,156	$50,597
08/12/11	Buy	4,058	$65,416
08/15/11	Buy	1,443	$23,818
08/16/11	Buy	1,533	$25,304
08/17/11	Buy	8,893	$152,532
08/18/11	Buy	7,973	$136,676
08/19/11	Buy	2,255	$36,758
08/22/11	Buy	1,172	$18,919
08/23/11	Buy	1,353	$22,064
08/24/11	Buy	3,427	$56,567
08/25/11	Buy	3,608	$57,560
08/26/11	Buy	1,714	$27,167

CUSIP No. G62185106	13D	Page 17 of 19 Pages

Charlesbank Coinvestment Partners, Limited Partnership

Date	Transaction(1)	Shares	Price/Share ($)(2)
07/27/11	Buy	58	$1,047
07/28/11	Buy	82	$1,457
07/29/11	Buy	194	$3,369
08/01/11	Buy	53	$915
08/02/11	Buy	25	$418
08/03/11	Buy	24	$402
08/04/11	Buy	69	$1,147
08/05/11	Buy	59	$970
08/08/11	Buy	125	$1,999
08/09/11	Buy	82	$1,294
08/10/11	Buy	123	$1,952
08/11/11	Buy	72	$1,154
08/12/11	Buy	93	$1,491
08/15/11	Buy	33	$543
08/16/11	Buy	35	$577
08/17/11	Buy	203	$3,478
08/18/11	Buy	182	$3,116
08/19/11	Buy	51	$838
08/22/11	Buy	27	$431
08/23/11	Buy	31	$503
08/24/11	Buy	78	$1,290
08/25/11	Buy	82	$1,312
08/26/11	Buy	39	$619

(1)	All purchases were effected through open market transactions.
(2)	Inclusive of brokerage commissions.

CUSIP No. G62185106	13D	Page 18 of 19 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of September 29, 2011.

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB OFFSHORE EQUITY FUND VII GP, LLC

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its Sole Member

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB OFFSHORE EQUITY FUND VII, L.P.

By:	CB Offshore Equity Fund VII GP, LLC, its General Partner

CUSIP No. G62185106	13D	Page 19 of 19 Pages

By:	Charlesbank Equity Fund VII GP, Limited Partnership, its Sole Member

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CB PARALLEL FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Parallel Fund VII GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK EQUITY COINVESTMENT FUND VII, LIMITED PARTNERSHIP

By:	Charlesbank Equity Coinvestment Fund VI GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Brandon C. White
Name: Brandon C. White
Title: Managing Director